NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

January 19, 2023

Nicholas Nalbantian

Office of Trade and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genesis Electronics Group, Inc. Amendment No. 1 to Offering Statement on Form 1-A December 21, 2022 File No. 024-12106

Dear Mr. Nalbantian:

This is in response to the letter of comment of the Staff dated January 17, 2023, relating to the captioned Offering Statement on Form 1-A of Genesis Electronics Group, Inc. (the “Company”). The comment of the Staff is addressed below:

Amendment No. 1 to Offering Statement on Form 1-A

General

1.            Please revise to add a risk factor discussing the company's past record regarding not filing periodic reports in a timely fashion or being a delinquent filer and the associated risks for investors.

In response to such comment, a new risk factor has been added to the disclosure.

__________________________

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: Genesis Electronics Group, Inc.